European wax center, inc.

5830 Granite Parkway, 3rd Floor
Plano, TX 75024

May 17, 2022

via edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Janice Adeloye; Jennifer López Molina

Re:	European Wax Center, Inc.
Registration Statement on Form S-1 filed on May 17, 2022
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, European Wax Center, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on May 19, 2022, or as soon as possible thereafter. The Company hereby authorizes Thomas Fraser of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Fraser of Ropes & Gray LLP, counsel to the Company, at (617) 951-7063 as soon as the registration statement has been declared effective.

*****

Very truly yours,

EUROPEAN WAX CENTER, INC.

By:	/s/ Gavin O’Connor
	Name:	Gavin O’Connor
	Title:	Chief Legal Officer, Chief Human Resources Officer and Corporate Secretary